DEVEREUX MURPHY LLC

ATTORNEYS AT LAW

190 CARONDELET PLAZA

SUITE 1100

ST. LOUIS, MISSOURI 63105

THOMAS A. A. COOK Of Counsel	TEL: (314) 721-1516 FAX: (314) 721-4434 TCook@devereuxmurphy.com

June 30, 2006

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Peggy A. Fisher, Assistant Director
Division of Corporate Finance

Re:	DDS Technologies USA, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2

File No. 333-131909

Dear Ms. Fisher:

We are writing this letter on behalf of DDS Technologies USA, Inc., a Nevada corporation (“DDS” or the “Company”), in response to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated March 1, 2006 regarding the above-captioned Registration Statement. Transmitted via EDGAR for filing herewith under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement, with certain exhibits. As discussed with Mr. Donald C. Hunt, Pre-Effective Amendment No. 1 has not been marked to show the changes, which are extensive and beyond the scope of the staff’s only comment.

Pre-Effective Amendment No. 1 includes changes made to the Registration Statement in response to the staff’s comment letter, specifically to include updated financial information. The updated financial information includes annual financial information as of December 31, 2005 (which was the subject of the staff’s comment letter), and quarterly financial information as of March 31, 2006. Further, Pre-Effective Amendment No. 1 includes additional shares to be registered for which an additional fee has been paid (the original fee has also been re-calculated). Last, pursuant to Rule 429 under the Securities Act, the prospectus contained in Pre-Effective Amendment No. 1 is a combined prospectus and, thus, also constitutes Post-Effective Amendment No. 1 to DDS’ Registration Statement on Form SB-2 (file no. 333-124852) and Post-Effective Amendment No. 1 to DDS’ Registration Statement on Form SB-2 (file no. 333-129112).

After this Registration Statement (file no. 333-131909) is declared effective, DDS intends to file a Post-Effective Amendment No. 2 to Registration Statement on Form SB-2 (file no. 333-124852) to amend Part II thereof by updating Item 26 (Recent Sales of Unregistered Securities), Item 27 (Exhibits) and Item 28 (Undertakings). After that Post-Effective Amendment No. 2 is declared effective, DDS intends to file Post-Effective Amendment No. 2 to DDS’ Registration Statement on Form SB-2 (file no. 333-129112) to amend Part II thereof in the same manner.

We appreciate your prompt review of the Registration Statement and look forward to hearing from you with respect to this Pre-Effective Amendment No. 1. If you require any additional information, please let us know at your earliest convenience.

Very truly yours,

/s/ Thomas A. A. Cook
Thomas A. A. Cook

cc:	Spencer L. Sterling, DDS Chairman, President and CEO

Joseph N. Fasciglione, DDS CFO